Exhibit 99.1

SAI.TECH Announces an Immersion Containerized Data Center Paired with GIGABYTE’s HPC Immersion Servers

Singapore, Sept. 14 (GLOBAL NEWSWIRE) – This release is a full correction of the previous one with the Headline “SAI.TECH releases AI mobile liquid cooling computing center product A1, equipped with Gigabyte’s A100/H100 immersion servers” issued on September 12, 2023 at 5:31 AM ET by SAI.TECH Global Corporation (NASDAQ: SAI, SAITW). The corrected release follows:

SAI.TECH Global Corporation (“SAI.TECH” or “SAI” or the “Company”, NASDAQ: SAI, SAITW) declared today that its business unit ULTIWIT had begun the research, development and production of a containerized data center (the “Product”) with immersive liquid cooling capabilities, in conjunction with GIGABYTE’s HPC immersion servers.

The preliminary design of the Product is a 40-ft container with Tier III Standard, which is able to contain HPC/AI immersion servers from GIGABYTE that are placed in four 36U cooling tanks with the total rack size of 144U.

The Product will provide a stable operating environment for AI-dedicated GPUs. A key feature of the Product will be the equipment of an interface designed to recycle computing waste heat, which is a step towards energy efficiency and sustainability. The prototype of the A1 Product will be tested and operated at the SAI NODE Marietta Computing Heat Recycle Center. In the future, SAI plans to help customers deploy A100, H100, A800 and other models of the same class in the A1 Product, and to achieve faster centralized and modularized rapid deployment of large-scale computing power. Meanwhile, the B1 products —— Bitcoin mining boxes with liquid cooling and heat recycle capabilities are operating at SAI NODE Marietta.

Above the Product’s hardware features, SAI.TECH intends to provide AI services globally. Its subsidiary, Boltbit Limited, is researching and developing GPU cloud service, including IaaS (Infrastructure as a Service) and MaaS (Model as a Service), for AI-savvy companies worldwide.

About SAI.TECH

SAI.TECH is a Nasdaq-listed (SAI) company headquartered in Singapore. SAI is dedicated to providing a zero-carbon energy system (HEATNUC) based on Small Modular Reactor, providing clean computing services based on liquid cooling and chip waste heat utilization technology (ULTIWIT), and providing cloud computing services based on blockchain and AI technology (BOLTBIT).

In May 2022, SAI became a publicly traded company under the new ticker symbol “SAI” on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation (“TradeUP”). For more information on SAI.TECH, please visit https://sai.tech/.

About Giga Computing

Giga Computing Technology is an industry innovator and leader in the enterprise computing market. Having spun off from GIGABYTE, we maintain hardware expertise in manufacturing and product design, while operating as a standalone business that can drive more investment into core competencies. We offer a complete product portfolio that addresses all workloads from the data center to edge including traditional and emerging workloads in HPC and AI to data analytics, 5G/edge, cloud computing, and more. Our longstanding partnerships with key technology leaders ensure that our new products will be the most advanced and coincide with new partner platforms. Our systems embody performance, security, scalability, and sustainability. To find out more, visit https://www.gigabyte.com/Enterprise and join our newsletter.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but not limited to, statements concerning SAI.TECH and the Company’s operations, financial performance, and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAI.TECH cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic, and social conditions around the world including those discussed in SAI.TECH’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAI.TECH specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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